

Mail Stop 3561

July 24, 2007

Mr. Allen L. Leverett
Chief Financial Officer
Wisconsin Energy Corporation
231 West Michigan Street
P.O. Box 1331
Milwaukee, WI 53201

      RE: **Wisconsin Energy Corporation**
                Form 10-K for Fiscal Year Ended December 31, 2006
                Filed February 28, 2007
                Form 10-Q for Fiscal Quarter Ended March 31, 2007
                Filed May 7, 2007
                File No. 1-9057

Dear Mr. Leverett:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        William Thompson
                        Branch Chief